EXHIBIT 99.1

News Release Dated October 7, 2009

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports oil sands production numbers for September 2009

Calgary, Alberta (October 7, 2009) — Suncor Energy Inc. reported today that the company’s oil sands production during September averaged approximately 302,000 barrels per day (bpd). Year-to-date oil sands production at the end of September averaged approximately 295,000 bpd. Production volumes were impacted by planned maintenance to a vacuum unit, which began on September 8. Maintenance work was completed ahead of schedule and the unit was restarted on October 3, 2009. Suncor is targeting average oil sands production of 300,000 bpd (+5%/-10%) in 2009.

Production numbers include upgraded sweet and sour synthetic crude oil and diesel, as well as non-upgraded bitumen sold directly to the market, from all Suncor-operated facilities. Reported volumes include those previously processed for Petro-Canada on a fee-for-service basis but do not include Suncor’s proportionate production share from the Syncrude joint venture.

On a monthly basis, Suncor reports production numbers from its oil sands operation in order to provide stakeholders with a more timely review of operational performance. These numbers are preliminary and subject to adjustment. Monthly totals may differ from year-to-date total due to rounding, the impact of sales and changes in inventory. Production volumes will be confirmed when Suncor’s third quarter results are released November 6.

This news release contains forward-looking statements, including an outlook production range of +5%/-10%, which are based on Suncor’s current expectations, estimates, projections and assumptions and are subject to change. Assumptions are based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors related to Suncor’s business. Assumptions of the 2009 outlook include implementing reliability and operational efficiency initiatives which we expect to minimize unplanned maintenance in 2009. Readers are cautioned that actual results could differ materially from those expressed or implied as a result of changes to Suncor’s plans and the impact of events, risks and uncertainties discussed in Suncor’s second quarter earnings release, current annual information form/form 40-F, annual report to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Media inquiries:
Sneh Seetal: (403) 296-6034

Investor inquiries:

Helen Chan: (403) 693-2048

Suncor Energy Inc. P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5 Website: www.suncor.com